CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sablaw.com
May 7, 2008
VIA EDGAR
Mr. Larry L. Greene, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Registration Statements on Form N-2 (File Nos. 814-00138, 333-150006) filed by Allied Capital Corporation on April 1, 2008 (the “Registration Statement”)
Dear Mr. Greene:
          On behalf of Allied Capital Corporation (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Amendment No. 1 to the registration statement on Form N-2 regarding the Company’s equity securities (File No. 333-150006) (the “Registration Statement”), together with marked copies indicating changes to the Registration Statement.
          We are filing Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the comments that the staff of the Division of Investment Management (the “Staff”) issued to the Company in a letter dated May 6, 2008. The Staff’s comments are set forth below in bold, italic font, numbered to correspond to their ordering in your letter, and are followed by the Company’s response. Please note that page references in the Company’s responses refer to pages in Amendment No. 1 of the Registration Statement unless otherwise indicated.
General
1.	Comment: Please see the U.S. Securities and Exchange Commission, A Plain English Handbook, (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. Supplementally, explain what is a “well-constructed balance sheet,” as referenced in the fourth paragraph of disclosure captioned “Prospectus Summary – Business.”

Mr. Larry L. Greene
May 7, 2008

Similarly, explain the meaning of the words “term” and “for” in the context used in the following clauses “...there is no assurance that Ciena will be able to refinance these facilities in the term securitization market” and “[t]he Unitranche Fund may invest up to $270 million for a single borrower.” Also, please explain the meaning of the terms “unitranche loans” and “unitranche financing.”
          Response:
          The Company has revised the disclosure in response to the Staff’s comments. Please see pages 1, 30, 35, 78, 80 and 85 of Amendment No. 1. For references to unitranche loans, the Company has revised the disclosure on pages 1, 22 and 81-82 of Amendment No. 1.
Prospectus
2.	Comment: Provide the pricing table required by Item 1(g) of Form N-2.
          Response:
          The Company respectfully notes that the prospectus is part of a registration statement that the Company filed with the Securities and Exchange Commission (the “SEC”) using the using the “shelf” registration process. Under the shelf registration process, which constitutes a delayed offering in reliance on Rule 415 under the Securities Act, the Company may offer, from time to time, up to 50,000,000 shares of its common stock on the terms to be determined at the time of the offering. The specific terms regarding a sale of securities off of the shelf registration statement, including price to the public and sales load, will be set forth in future prospectus supplements as such information is not known at this time. The Company respectfully notes that it includes the pricing table required by Item 1(g) of Form N-2 in each prospectus supplement regarding a sale of securities from the Company’s shelf registration statement. The Company believes that the absence of the pricing table on the front cover of a shelf registration statement is consistent with Instruction 1 to Item 1(g) because “it is impracticable to state the price to the public” at this time.
3.	Comment: Disclosure under the caption “Prospectus Summary – Business” discusses the Fund’s diminished participation in the commercial real estate finance area in recent years. Other disclosure discusses the Fund’s CDO investments. As to these and similar investments by the Fund and the Fund’s managed funds, disclose whether they are or may be materially affected by the volatility in, or stemming from, the turmoil in the sub-prime mortgage and credit markets. If so, add appropriate risk disclosure to the summary and main part of the prospectus. Indicate also that there are proposals being considered by the current administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.
          Response:
          The Company has revised the disclosure in response to the Staff’s comments regarding the Company’s exposure to the sub-prime mortgage market on pages 81-82 of Amendment No.

Mr. Larry L. Greene
May 7, 2008

1. Please also see the Company’s current disclosure on page 27 of Amendment No.1. With respect to risk disclosure related to economic conditions and the credit markets generally, please see page 11 of Amendment No. 1. With respect to changes to the regulation of financial institutions, the Company has added disclosure in response to the Staff’s comments. Please see page 15 of Amendment No. 1.
4.	Comment: Disclosure captioned “Price Range of Common Stock and Distributions” discusses its authority under Section 63(2) of the 1940 Act to sell common stock, or sell warrants, options or rights to acquire such common stock, at a price below the current net asset value of such common stock under certain conditions, as prescribed by the statute. Confirm to the staff in your response to this letter that the Fund will not take securities off the shelf at less than current net asset value in reliance on this provision.
          Response:
          The Company acknowledges that it is not generally able to issue and sell its common stock at a price below net asset value per share. The Company also acknowledges that it may, however, sell its common stock, at a price below the current net asset value of its common stock, or sell warrants, options or rights to acquire such common stock, at a price below the current net asset value of the common stock if its board of directors determines that such sale is in the best interests of the Company and its stockholders, and its stockholders approve the Company’s policy and practice of making such sales. The Company included such a proposal in its proxy statement for its 2008 Annual Meeting of Stockholders. Thus, the Company hereby confirms that it will not sell securities from its shelf registration statement at a price less than the current net asset value of the Company’s common stock unless its stockholders have approved the policy and practice of making such sales. In any such case, the Company acknowledges that the price at which its securities are to be issued and sold may not be less than a price which, in the determination of the Company’s board of directors, closely approximates the market value of such securities (less any distributing commission or discount). A statement to this effect is set forth on page 19 of Amendment No. 1.
5.	Comment: Disclosure sub-captioned “Portfolio and Investment Activity — Managed Funds” discusses the Fund’s investments in managed funds and notes that such funds also invest in debt and equity securities of middle market companies like the Fund. If the managed funds include unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, add appropriate disclosure. Explain whether such funds constitute subsidiaries of the Fund, whether the financial statements of such funds are consolidated with those of the Fund and the basis upon which investment in such funds is consistent with Section 55 of the 1940 Act.
Response:
          The Managed Funds consist of the Unitranche Fund LLC, which relies on Rule 3a-7 for an exclusion from the definition of investment company under the 1940 Act, and the Allied Capital Senior Debt Fund, L.P. and AGILE Fund I, LLC which rely on Section 3(c)(7). Investments by Allied Capital in each

Mr. Larry L. Greene
May 7, 2008

of those funds is fully consistent with Section 55. Since the Unitranche Fund LLC relies on Rule 3a-7, its securities fall within the “70% basket” of Rule 55 because that fund meets the requirements of an “eligible portfolio company” under Section 2(a)(46), since it is domiciled and has its principal place of business in the U.S. and is neither an investment company nor excluded from that definition pursuant to Section 3(c), and its securities are not traded on a national securities exchange.
          Allied Capital Senior Debt Fund, L.P. and AGILE Fund I, LLC do not qualify as eligible portfolio companies. However, they are eligible for inclusion in the “30%” basket of Section 55. As you know, the legislative history of Section 55 indicates, and it is the Staff’s position, that the Company can invest in securities of an issuer that is not an eligible portfolio company or otherwise does not fall within the provisions of Section 559a)(1)-(6) where, among other things, the investment “diversifies the portfolio, which may contribute to attracting capital from investors.” The Company’s investments in the Allied Capital Senior Debt Fund, L.P. falls squarely within the intent of that category, as it gives the Company exposure to an additional asset class, leveraged senior debt. The Company’s investment in AGILE Fund I, LLC represents a de minimus $0.9 million in the equity of this fund. The fund is substantially owned by a third-party owner. Please see the Company’s response to Comment 7 below.
          These managed funds are not registered investment companies and therefore they are not consolidated with the Company pursuant to Article 6 of Regulation S-X.
6.	Comment: Disclosure in the first paragraph states that: “Our portfolio may include debt or equity investments issued by the same portfolio company as investments held by one or more Managed Funds, and these investments may be senior, pari passu or junior to the debt and equity investments held by us.” Other disclosure reflects an investment in some or all of these funds by the Fund. Sections 57(a) and (d) prohibit transactions between the Fund and affiliated persons and entities. If the Fund engages in the above transactions in reliance on the provisions of Section 57(f), please explain to the staff the basis of that reliance. Confirm also whether the Fund has implemented the procedures called for by Section 57(h).
          Response:
          Neither the Company’s investment in equity investments issued by the same portfolio company as investments held by one or more Managed Funds nor its direct investment in some or all of the Managed Funds implicates the prohibitions of Section 57(a) or 57(d). On its face, the only reference in Section 57(b) that would seem to make the Managed Funds persons whose transactions with the Company are covered by Section 57(a) is the one in paragraph (b)(2) to entities “controlled” by a business development company, since the Managed Funds could be deemed to be “controlled” by the Company by virtue of the fact that their assets are managed by AC Corporation, a wholly-owned subsidiary of the Company. In fact, however, Rule 57b-1 excludes from the prohibitions of Section 57(a) entities whose only affiliation with a BDC is through a “downstream” relationship. Because the only relationship between Allied Capital and the Managed Funds is such a downstream affiliation, the prohibitions of Section 57 do not apply

Mr. Larry L. Greene
May 7, 2008

to co-investment transactions involving the Company and one or more of the Managed Funds or to an investment by the Company into such funds.
          Section 57(d) is also inapposite. None of the affiliations enumerated in Section 57(e) are present here, since, as applicable here, the Managed Funds are neither (1) affiliated with the Company pursuant to Section (2)(a)(3)(A) nor directly or indirectly control, are controlled by, or are under common control with such an affiliated person, nor (2) affiliated persons of any director, officer or employee or principal underwriter of the Company or any person directly or directly controlling or under common control with the Company.
          The Company hereby confirms that it has implemented the procedures called for by Section 57(h).
7.	Comment: The sub-caption “Financial Condition, Liquidity and Capital Resources” discloses that certain sales were made to managed funds, as follows: “In addition, as discussed above, in January 2008, we agreed to sell a portion of our private finance portfolio for a total transaction value of $169 million to an Allied Capital managed fund named AGILE Fund I, LLC, in which a fund managed by Goldman Sachs is the sole investor other than us. We also agreed to sell certain venture capital and private equity limited partnership investments for approximately $28 million to a fund managed by Goldman Sachs, with such sales expected to be completed by May 2008.” Explain whether any arrangement or understanding exists whereby the Fund may reacquire these assets from the buyer.
          Response:
          A fund managed by Goldman Sachs owns 99.5% of AGILE Fund I, LLC. The Company owns 0.5%. There is no arrangement or understanding between the Company and the fund or its investor to reacquire the assets that were sold to the fund.
8.	Comment: Revise the discussion sub-captioned “Description of Capital Stock - Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses” to add disclosure which confirms that in the following circumstances the Fund will follow Commission policy regarding any request to hold harmless or indemnify any individual as permitted under Sections 17(h) and (i) of the 1940 Act: i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advance of attorney’s fees or other expenses. See Investment Company Act Release No. 11330 (September 2, 1980).
          Response:
          The Company has revised the disclosure in response to the Staff’s comments. Please see pages 146 and C-7 of Amendment No. 1.

Mr. Larry L. Greene
May 7, 2008

9.	Comment: Revise the next sub-captioned “Certain Anti-takeover Provisions” to indicate that such provisions may have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.
          Response:
          The Company has revised the disclosure in response to the Staff’s comments. Please see page 147 of Amendment No. 1. Please also see page 5 of Amendment No. 1.
10.	Comment: Advise the staff whether, as required by Rule 483(b) under the Securities Act, the Fund will file as an exhibit a certified copy of a board resolution authorizing an officer of the Fund to sign on behalf of the Fund pursuant to a power of attorney.
          Response:
          The Company has included a power of attorney on the signature page to the Registration Statement. Consistent with past practice, William L. Walton and Joan M. Sweeney, the appointed attorneys-in-fact, are authorized to sign any amendments to the Registration Statement on the behalf of the Company’s directors. The Company hereby confirms that the name of each officer signing the Registration Statement will be signed by such officer and will not be signed pursuant to a power-of-attorney. As a result, the Company does not believe that they are required to file certified copies of resolutions of the board of directors authorizing such signature as an exhibit to the Registration Statement as required by Rule 483(b) under the Securities Act.
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          In the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter, at the time of such request, acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Mr. Larry L. Greene
May 7, 2008

          If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus